Arel 4/11/03



SECURI 03054446 MISSION
...ashington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 1993
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-47997

ANNUAL AUDITED REPORT
FORM X17A5
PART III



RECEIVED
MAR 31 2003
PROCESSING
WASH, D.C.
181
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emergent Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 West 78th Street, Suite 115
(No. and Street)

Edina	Minnesota	55439
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlene F. Cooke (952) 829-1212
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Carlene F. Cooke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emergent Financial Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Carlene F. Cooke
Signature

Chief Financial Officer
Title

Sandra S. DeMars
Notary Public



SANDRA S. DeMARS
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lurie Besikof Lapidus
& Company, LLP

EMERGENT FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2002

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

We have audited the accompanying statement of financial condition of Emergent Financial Group, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emergent Financial Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Lurie Besikof Lapidus & Company, LLP

March 24, 2003

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

EMERGENT FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CASH	$ 42,573
RECEIVABLE FROM CLEARING BROKER	37,979
CLEARING DEPOSIT	35,000
RECEIVABLES - OTHER, not allowable for net capital	25,452
EQUIPMENT, net of $6,614 accumulated depreciation	9,774
OTHER	14,970
	$ 165,748

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE	$ 8,514
ACCRUED EXPENSES	24,595
CAPITAL LEASE OBLIGATION	4,932
STOCKHOLDER'S EQUITY	127,707
	$ 165,748

See notes to financial statements.

EMERGENT FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2002

INCOME	
Commissions	$ 988,271
Interest	34,830
Other	68,212
	1,091,313
OPERATING EXPENSES	
Salaries and commissions	699,648
Transaction fees	102,009
Employee benefits	49,551
Payroll taxes	45,354
Interest	904
Other	277,930
	1,175,396
NET LOSS	$ (84,083)

See notes to financial statements.

EMERGENT FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

	Preferred Stock **	Common Stock *	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
BALANCE AT DECEMBER 31, 2001	$50,000	$ 220,000	$ 78,875	$(225,152)	$ 123,723
Contributed capital	-	-	88,067	-	88,067
Net loss	-	-	-	(84,083)	(84,083)
BALANCE AT DECEMBER 31, 2002	$50,000	$ 220,000	$166,942	$(309,235)	$ 127,707

* 500,000 shares authorized, 1,000 shares issued and outstanding, no par value.
** 50,000 shares authorized, issued and outstanding at $1.00 par value, nonvoting, noncumulative at 9%, payable when and only if declared by the Company's board of directors.

See notes to financial statements.

EMERGENT FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

OPERATING ACTIVITIES		
Net loss		$ (84,083)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		6,600
Changes in operating assets and liabilities:		
Receivable from clearing broker	$ 54,724	
Receivables - other	(25,452)	
Other assets	(9,870)	
Accounts payable and accrued expenses	(30,454)	(11,052)
Net cash used by operating activities		(88,535)
INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	8,787	
Purchases of equipment	(5,357)	
Proceeds from sale of equipment	11,933	
Net cash provided by investing activities		15,363
FINANCING ACTIVITIES		
Payments on capital lease obligation	(6,923)	
Capital contributions	88,067	
Net cash provided by financing activities		81,144
NET INCREASE IN CASH		7,972
CASH		
Beginning of year		34,601
End of year		$ 42,573
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest		$ 904
Taxes		300

See notes to financial statements.

1. Description of Business and Summary of Significant Accounting Policies -

Description of Business

The Company is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the National Association of Securities Dealers, Inc. (NASD) and is a wholly-owned subsidiary of VTMW Capital Management, Inc. The Company executes trades for clients primarily in the Midwestern United States and deals primarily in listed equities and private placements.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue and Expense Recognition

Commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Commissions Receivable

The receivable from clearing broker represents commissions receivable related to customer transactions. Management anticipates no substantial loss from the receivable balance. Therefore, no reserve was established at December 31, 2002.

Equipment

Equipment is stated at cost. The Company provides depreciation using the straight-line method over the estimated useful lives of the assets. The estimated lives of the assets range from 3 to 7 years.

2. Off-Balance Sheet Risk -

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event other parties are unable to fulfill their contractual obligations. A $35,000 clearing account was established to ensure the performance of obligations under the agreement.

Cash is maintained in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

EMERGENT FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

3. Net Capital Requirement and Exemption -

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2002, the net capital ratio was .49 to 1 and net capital was $77,511, which exceeded the minimum capital requirement by $72,511.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

4. Related Party Transactions and Commitment -

During 2002, the Company sold equipment with a book value of $11,933 to VTMW Capital Management, Inc., the Company's sole stockholder, in exchange for $25,000. The transaction resulted in excess of proceeds over book value of $13,067, which was recorded as additional paid-in capital. The Company is using these assets without charge.

5. Capital Lease -

The Company leases telephone equipment under a capital lease expiring in 2003. Amortization of capital lease property, determined using the straight-line method over the estimated useful lives, is included in depreciation expense. Equipment under capital leases has a cost of $13,710 and accumulated depreciation of $6,043 as of December 31, 2002.

6. Income Taxes -

The Company changed ownership in 2000. This change caused a Section 382 limitation, which limits the amount of net operating losses that may be used in a given year to offset current income tax liabilities. The Company has federal and state net operating loss carryforwards available for tax purposes of approximately $333,500 as of December 31, 2002, which expire through 2022.

The deferred income tax asset of $50,000 is fully reserved at December 31, 2002, as it is more likely than not some portion or all of the asset will be not realized. The valuation allowance increased $17,000 in 2002.

7 Concentration of Revenue and Assets -

Private placement commissions accounted for 16% of total income and $173,450 was from one private placement client. In addition, the Company had receivables from and deposits with one security clearinghouse in the amount of $72,979 as of December 31, 2002.

8. Lease Commitments -

The Company has a lease agreement for the office space that expires November 2006. The lease requires the Company to pay certain operating costs, including maintenance, insurance and real estate taxes. The Company also leases equipment under an operating agreement expiring July 17, 2005. Rent expense for the year was $89,807

Minimum future rental payments due under noncancelable operating leases are as follows:

Year	Amount
2003	$ 59,292
2004	60,360
2005	59,532
2006	48,772
	$ 227,957

9. 401(k) Plan -

The Company has a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code which allows all eligible employees to defer a portion of their wages into a tax deferred account. The Company may make contributions to the plan solely on a discretionary basis. No Company contribution was made for 2002.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT - SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated March 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Lurie Besikof Lapidus & Company, LLP

March 24, 2003

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

EMERGENT FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL
December 31, 2002

NET CAPITAL		
Stockholder's equity		$ 127,707
Deductions:		
Nonallowable items:		
Receivables - other	$ 25,452	
Equipment, net of accumulated depreciation	9,774	
Other assets	14,970	50,196
NET CAPITAL		$ 77,511
BASIC NET CAPITAL REQUIREMENTS		
Net capital		$ 77,511
Minimum net capital required		5,000
Excess net capital		$ 72,511
AGGREGATE INDEBTEDNESS		$ 38,041
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.49
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2002		
Net capital as reported by the Company		$ 83,547
Net audit adjustments		(2,548)
Adjustments to non-allowable items		(3,488)
		$ 77,511

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus
& Company, LLP

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Emergent Financial Group, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

EMERGENT FINANCIAL GROUP, INC.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

> There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Emergent Financial Group, Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated March 24, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Lurie Besikof Lapidus & Company, LLP

March 24, 2003